

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 3561

April 27, 2007

Mr. Liu Yu-Chuan
Sino Gas International Holdings, Inc.
The Farmhouse
558 Lime Rock Road
Lime Rock, CT 06039

> **Re:**  **Sino Gas International Holdings, Inc.**
> **f/k/a Dolce Ventures, Inc.**
> **File No. 333-138294**
> **Amendment No 1 to Form SB-2**
> **Filed March 16, 2007**

Dear Mr.  Yu-Chuan:

We have reviewed your filing and have the following comments.  Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.  After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or on any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.      We note the address listed on the cover page, as well as the phone number given under "location of our offices" on page 7, is the same contact information given on the Kuhns Brothers website. (http://www.kuhnsbrothers.com/index.htm).  This website discloses that Kuhns Brothers is an investment banking firm, and member of the NASD, which specializes in assisting Chinese companies obtain listings in the U.S.  Please revise your disclosure to indicate any and all relationships,

including ownership interests, fee arrangements, etc., between Kuhns and/or its affiliates, and the company and/or its affiliates. Please note that the foregoing list is non-exhaustive.

2.      We note several instances throughout your registration statement where you qualify your disclosure with reference to the exhibits or other filings. We do not believe that this is appropriate. Please revise to ensure that you have described all material provisions within the four corners of your document and, remove references that incorporate information from documents that are not sent to investors. Alternatively, please advise why no revision is necessary.

Prospectus Cover Page

3.      Please include an estimate of the registration statement expenses to be paid by the company.

4.      We note that your registration statement covers the resale of 852,902 shares of your common stock, including common stock underlying warrants. Please revise to separately state the number of shares underlying the warrants and include a brief description of the warrant terms.

About This Prospectus

5.      The first paragraph under this heading refers to shares issuable upon the conversion of your Series A and Series B convertible preferred stock. However, your registration statement does not appear to cover such securities. Please clarify the reference.

6.      Please clarify the meaning of your statement that "[t]he information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock." In addition, please clarify the meaning of your statement in the second paragraph that "[n]either the delivery of this prospectus nor any distribution in accordance with this prospectus shall, under any circumstances, imply that there has been no change in our affairs since the date of this prospectus." With respect to the foregoing, your attention is also directed to Item 512 of Regulation S-B.

Cautionary Note Regarding Forward-Looking Statements and Other Information
Contained in this Prospectus

7.      Please clarify the meaning of your statement that, "[g]iven these uncertainties,
        you should not place any reliance on these forward looking statements." In
        addition, please remove any projections that management believes are unreliable
        or, at a minimum, include the assumptions underlying any forward looking
        statement and clarify why/how actual results may differ from your projections.

8.      We note your disclosure in this section that you are making forward-looking
        statements that are within the meaning of Section 27A of the Securities Act and
        Section 21E of the Exchange Act. However, Sections 27A(b)(C) of the Securities
        Act and 21E(b)(C) of the Exchange Act contain exclusions for issuers of penny
        stocks which may be applicable to you. Please revise your disclosure
        accordingly, or advise why no revision is necessary.

9.      Please clarify the meaning of your statement that you "expressly disclaim a duty
        to provide updates to these forward looking statements and the estimates and
        assumptions associated with them, after the date of this filing …" as well as the
        similar statement in the 5$^{th}$ paragraph in this section. In addition, please note that
        Form SB-2 does not expressly permit incorporation by reference; thus, your
        informing investors to consult other disclosures contained in your Form 10-KSB,
        etc., are inadequate. Your Form SB-2 should be compliance with the federal
        securities laws at the time it is used to offer and sell securities. Please revise as
        necessary.

Prospectus Summary, page 3

10.     In responding to the questions contained in this section, please note that Item 503
        of Regulation S-B states that "[t]he summary should not merely repeat the text of
        the prospectus but should provide a brief overview of the key aspects of the
        offering." Much of your summary is repeated elsewhere in your disclosure.
        Please review and, if warranted, revise to eliminate duplicative disclosure.

11.     Please clarify the company's activities between 2002 and September 7, 2006. If
        the company was an inactive shell, please state so.

12.     Please provide a more detailed discussion of your September 7, 2006 share
        exchange and private financing. For example, but without limit, what percentage
        of your company was represented by the 14 million series A shares which were
        exchanged with the Gas (BVI) holders? Who owns(ed) the other portion of the
        predecessor at the time of the transaction – both immediately before and after?
        Was either of the private financings conditioned upon the share exchange?

13.     Please revise to disclose the net cash proceeds received from the two private financings.

14.     Please specifically disclose, here and elsewhere as appropriate, the "small- and medium- sized cities in the PRC" in which you currently operate instead of the vague language you currently employ.

15.     Please provide updated disclosure regarding Pegasus Tel.  Your current disclosure indicates that you plan to spin it off as of August 30, 2006.  Also, please revise to indicate whether it has any business operations.  In addition, revise the disclosure in the "Organization and Business of the Company" section.

16.     On page 4 you disclose that you have included information related to Beijing Chenguang in your prospectus despite the fact that you have not received PRC legal approval for the transaction.  As an initial matter, please revise to indicate whether you have received legal approval since you prior amendment.  If you have not received legal approval, please provide us with an analysis supporting your conclusion that this information is properly included in your disclosures.

17.     For each acquisition disclosed in this section, please provide in the business section, a more detailed description of the terms of the acquisition agreement, the business activities and historical operations of that entity, and any relationships between the parties.

18.     In an appropriate section, please provide more detailed disclosure concerning your four-part business plan, including how the company will evaluate whether it has met its objectives.

19.     We note your disclosure on page 6 regarding your board's discretion with respect to the treatment of round lot holders.  Please disclose, as of a recent practicable date, the dollar value associated with rounding a share of series B convertible preferred stock in this manner.

20.     Please explain your statement that you have warrants outstanding "at the exercise price of $3.01 per share for a period of twelve months following the issuance of the warrants."

21.     We note your statement that you have U.S. offices located in Connecticut.  Please clarify whether any of your employees are located at this address.  In addition, please clarify what activities the company performs at this address.

Sales by Selling Security Holders, page 8

22.     Please revise to specifically state the shares being registered for resale.

Risk Factors, page 9

23.     Please revise your risk factors, as well as the disclosure throughout your filing, to provide factual support for your statements within the actual statement itself.  As a non-exclusive example, on page 9 you state that your "your revenues have grown rapidly since inception."  Please revise to disclose the dollar value and percentage growth of your revenues on a year to year basis.

24.     In reviewing your risk factor disclosure we noted several risk factors which are generic and would apply to any business.  Risk factors should be tailored to your specific company and/or industry and address the unique risks that you face.  Please revise your discussion accordingly.  See, for example, risk factors 2, 4, 5, 10.

25.     Please revise your disclosure to provide more detailed factual information throughout your filing.  As a non-exclusive example, we note your statement on page 9 that your business requires large amounts of working capital to fund your operations.  Please revise to specify your near-term working capital requirement, state whether you will need to raise additional funds to meet these requirements – including how much, and clarify the impact that these working capital requirements have on your business.

26.     Risk factor 6 addresses the impact that an increase in natural gas prices may have on your business.  We believe that this risk factor, as well as your Management's Discussion and Analysis, would be improved by an expanded discussion of your supplier base, types of supply contracts – including material terms and a discussion of your customer contracts – typical pricing terms, and the degree of government regulation/interference in these relationships.

27.     Please provide more expansive and detailed disclosure concerning the amount, and impact, of government regulation.

28.     Please provide a more expansive and detailed discussion of the potential civil liabilities associated with your business, as disclosed in risk factor 13.

29.     Currently risk factor 14 indicates that your activities require government licensure.  In an appropriate section, please revise to discuss any licenses that the company has, as well as the licenses that the company must obtain, to conduct its business and expansion plan.  In addition, briefly discuss the licensing process, including approximate time-frames, fees, and other requirements.

30.     In risk factor 15 you disclose that you use a process which is based on a patented technology developed in part by your Chief Executive Officer.  In an appropriate section, please clarify any fees paid, or payable for using this technology.  In

addition, please clarify whether the company has any formalized agreement with these parties to use their technology in this manner. In this regard we note your disclosure in risk factor 16 indicates that you do not believe any payments would be required – please provide additional disclosure supporting this conclusion.

31.    Please disclose the dollar value of your warranty claims for your most recent fiscal year in risk factor 21.

32.    Please expand on your disclosure in risk factor 26 "Beijing Gas is subject …" to:

   a.   disclose the actual amount of dividends permitted to be paid to the holding company in accordance with PRC regulations;

   b.   disclose the "portion" of your after tax profits that are required to be set aside to fund your reserve funds; and,

   c.   address the impact that this inability to pay dividends to your holding company has on investors, including the potential to receive legal settlement of claims against the company.

33.    Please include a separate risk factor discussing whether your officers and directors may be able to insulate themselves from fiduciary duty-based claims by having interested transactions approved at the shareholder level where they control the vote.

34.    Please separate your "Penny Stock" discussion into a separate risk factor and expand to discuss the impact that a determination that you are a penny stock would have.

35.    Please revise your risk factor "A large number of shares …" to disclose the actual number of shares subject to these registration rights agreements and compare these shares against the number of shares currently outstanding.

36.    Please include a risk factor describing the dilution to investors in connection with the potential exercise of your outstanding warrants.

Use of Proceeds, page 19

37.    Please disclose the name of the placement agent for the September and October 2006 financings, as well as all compensation received, or to be received, by such agent. Also, in an appropriate section, please provide a summary of any agreement between you and the placement agent. If such disclosure is already provided elsewhere, please advise.

38.     Please revise to indicate whether the outstanding warrants have cashless exercise provisions.

Plan of Distribution, page 19

39.     Please disclose whether any of the seller shareholders is a registered broker-dealer or an affiliate thereof.  In addition, please disclose whether any of the investors in the September and October 2006 financings were registered broker-dealers or an affiliate thereof.

40.     Please include an estimate of the fees and expenses incurred and to be incurred by the company in connection with this registration statement.

Legal Proceedings, page 21

41.     Please explain the purpose of your cross reference to the risk factors in this section.

Directors and Executive Officers, Promoters and Control Persons, page 21

42.     Please provide more details on the business experience of your management.  For example, as a general matter, the disclosure should provide the following for each principal occupation or employment held by management within the last five years, or any longer time period that you voluntarily cover:  the name and specific duties of each position; the entity with which the position was held; the business activities of the entity; and the beginning and ending dates of each position by month and year.

43.     Please disclose how Mr. Kuhns became a director of the company.  Also, please disclose whether Mr. Kuhns, or any of his affiliates, held shares in you prior to your reverse merger transaction.

44.     Please ensure that the company has complied with the disclosure requirements of Item 401(d) of Regulation S-B.

45.     Please clarify whether any members of your audit committee are independent. Also, please disclose your progress to date in locating an audit committee financial expert.

46.     Please disclose the names of your promoters.  In addition, in an appropriate section, please disclose the names of the promoters and control persons of the company prior to the reverse merger transaction as well as any information required by Item 404.  In this regard your attention is directed to Item 404(c) of Regulation S-B.  Alternatively, please advise why no revisions are required.

Security Ownership of Certain Beneficial Owners and Management, page 23

47.     Please revise the paragraph "[t]he series A and B warrants have a term of …" on page 24 to improve its clarity.  In addition to disclosing the key terms of the warrants, please disclose the actual warrant termination date, where known.

48.     Please explain the relevance of the series A convertible preferred stock discussion here.

49.     Please explain footnote 1 to your tabular presentation which indicates that "[t]he Series B convertible preferred stock and the warrants are assumed to be non-convertible and non-exercisable within 60 days of their date of issuance."

50.     For each beneficial owner listed in the table, please state in a footnote the amount of shares with respect to which such person has the right to acquire the shares from warrants or conversion of preferred stock.  See Instruction 1 Item 403 of Regulation S-B.

51.     For each entity listed as a beneficial owner, please provide the name(s) of the natural person(s) that have ultimate voting or dispositive control of shares attributable to such entity.

Description of Securities, page 27

52.     We note your statement on page 27 that your "common stock currently outstanding is validly issued, fully paid and non-assessable."  This language, which mirrors the language required in a legality opinion, would appear inappropriate since the company is not qualified to make such representation.  Please revise or advise.

53.     Please revise your preferred stock discussion to improve its clarity.

54.     Please discuss any provisions which would require an adjustment to the preferred stock conversion rate.

55.     We note the disclosure on page 28 that "[s]hares of series A and B convertible preferred stock vote together with shares of common stock on all matters … except to the extent a class vote is required under Utah law or as otherwise provided in the certificate of designation creating such series."  Please explain these exceptions in more detail.

56.     We note your qualifying language on page 29.  Please include a statement indicating that your Form SB-2 describes all of the material provisions of the series B preferred stock and warrants, or advise why no such statement is necessary.

57.     Please revise your "Warrants" discussion to improve its clarity and provide more detailed disclosure.

Interest of Named Experts and Counsel, page 29

58.     Please disclose the nature of the consulting services provided by Kuhns Brothers, Inc.  In addition, please disclose why Kuhns designated Guzov Ofsink, LLC to receive its shares.  Finally, please advise us of any relationships between Kuhns and Guzov Ofsink.

59.     Please disclose the value of the shares issued to Guzov and Ofsink.

Organization and Business of the Company, page 30

60.     Please discuss the business activity of the company between 1988 and 2002.

61.     Please provide more detailed disclosure about your 2006 share exchange transaction and financings in this section.  In this regard it appears that the Gas (BVI) shareholders purchased a 72% interest in you prior to the reverse merger and were issued additional shares in the share exchange agreement. Please clarify.

62.     Please provide more detailed disclosure under the heading "Organizational History of GAS Investment …" This disclosure should include, but is not limited to a complete description of the terms of each material acquisition – including the nature of the specific business or assets acquired, the consideration paid, (including the dollar value of such consideration) and whether any of these transactions were with related parities.  In addition to the foregoing, please revise this section to improve its readability.

63.     We note your disclosure that you operate under exclusive franchise agreements with local governments.  Please revise to clarify how long this exclusivity lasts, as well as any means the government has available to terminate the agreement.

64.    We note that Sino Gas International Holdings, Inc. and Gas (BVI) own and control Chinese companies, such as Beijing Gas and its subsidiaries.  Please discuss here or in appropriate section whether the development of natural gas distribution systems or the distribution of natural gas to customers in China is a restricted industry in China.  Please discuss any ownership or control arrangements among the affiliated companies of Sino Gas International Holdings that enable the companies to comply with any restrictions.

65.    Please clarify the meaning of your statement that "[e]ach of the 16 project companies is organized as a limited liability company … [with] an individual shareholder nominally holding the remainder of the equity interest in such project company."  In this respect, please clarify why this structure is used, who the nominal shareholder is, and what compensation/dividend etc., is typically paid to them.  Also, how do they give up rights under enforceable contracts?

66.    Please avoid repetitive disclosure concerning the subsidiaries of Beijing Gas.

Recent Developments, page 34

67.    Please disclose the principal terms of the share exchange, name the parties negotiating the share exchange, disclose the method used in determining the acquisition price, name any third parties that were involved in the exchange and the compensation paid to them, and disclose in more detail the effects of the acquisition on the management and control persons of Dolce Ventures.  Disclose any relationship between Dolce Ventures, its officers, directors and affiliates and GAS (BVI) prior to the share exchange.  Also, disclose whether finders' fees or consulting agreements were provided as part of the share exchange, and if so, name the finders or consultants and disclose the amount of fees paid to them.

68.    Please clarify who owned the other 28% of the company immediately following the reverse merger.  In addition, please disclose who the GAS (BVI) shareholders purchased from.

69.    Please include a statement indicating that you have described all of the material provisions of the share exchange agreement and reverse merger transaction.

70.    Please disclose the per share price associated with the September 7, 2006 financing.

71.    For both the September and October financings, please disclose the net proceeds to the company and revise to discuss any financing fees paid by the company.  Also, please disclose the market price of your stock on the date that each transaction was announced.

72.    Please describe Kuhns Brothers role in the financing.

73.    Please name the board observer appointed by Vision Opportunity Master Fund, Ltd.

74.    In an appropriate section, please expand to discuss how the company spent the $500,000 escrowed for investor and public relations.  In this regard we are looking to understand any agreements that the company entered into, the parties involved, and the services received.

75.    Please revise to indicate whether the "adjustment shares" are in addition to the shares already issued in the private placement.

76.    Please disclose the name of the third party law firm acting as an escrow agent for this program.

77.    Please revise your discussion under "Revenue Targets" to improve its clarity by, for example, eliminating double negatives. As a non exhaustive illustration, we note your reference to "raised not less than $20 million."

78.    Please revise the disclosure throughout your prospectus, including in the "Summary" and Description of Securities" to discuss the ratchet provisions associated with your preferred stock.  In addition, please indicate whether this provision has been triggered.

79.    We note that you are required to pay liquidated damages in the event that you do not fulfill your obligations under the registration rights agreement.  Please revise this disclosure throughout the registration process to disclose the actual damages incurred as the 200 day deadline passes.

80.    Please provide notes to the financial statements to disclose and explain the private placement of Preferred shares and warrants including the provisions for revenue targets, registration rights agreement, lock-up agreement, placement agent compensation, consulting agreement, and Beijing Chenguang Agreement that are mentioned in this section.  As applicable, describe how the transactions have been or will be accounted for in the financial statements.

Description of Business, page 37

81.    Please revise your description of business to give the reader a better understanding of the overall size of the markets in which you operate as well as the influence you have in these markets.  For example, how many people reside in the communities that you serve and how do they currently get their heating and electrical needs met?

82.     Please clarify the reference to (yuan) in your tabular presentation on page 37 and revise to ensure that all of your data is up to date and appropriately disclosed in dollars.

83.     Please clarify the references to "delivery networks."  In addition, please revise to disclose how you transport gas to customers.

84.     Please revise to more fully discuss your two sources of revenues – for example, how are connection fees generated, what does the company have to do to generate them, etc.

85.     We note that the majority of your revenue is derived from connection fees.  Please clarify whether these are one-time fees payable by new customers.  If so, please expand to discuss your need to add new customers/expand in order to maintain the level of these fees going forward.

86.     We note your disclosure on page 41 that distribution companies "often own the gas pipeline infrastructure rights of an operational location (including the intermediate pipelines, the processing stations, the main pipelines and the branch of pipelines)."  Please revise to specify what assets you own in connection with your distribution activities.

87.     Please clarify who predicts natural gas usage will grow rapidly over the next 20 years, as disclosed on page 42.

88.     Please clarify who your competitors are.  In particular, please disclose whether any of the natural gas suppliers referenced on page 42 have indicate a desire to become a distributor and/or whether any government sponsored company has indicated a desire to engage in distribution activities.

89.     Please provide a more detailed discussion of how the company identifies new markets to serve.

90.     Please provide a more detailed, and clearer, discussion of your material supply agreements.

91.     Please ensure that your presentation of financial figures in this section is consistent with the time periods covered by your financial statements.  In several instances we note references to June 30, 2006.

92.     Under your "Pricing and Regulations" discussion we note your statement that local state pricing bureaus evaluate "whether the profit margin remains fair and reasonable." Please expand on this disclosure, and, if necessary add a risk factor discussing your ability to control your pricing level.

93.    We note that you use debit cards to ensure that your customers have prepaid for their home gas purchases.  Briefly describe the security and anti-tampering features, if any, associated with these debit cards.

94.    Please provide us with support for your assertion, made on page 51, that your average internal rate of return is 31%.

95.    Please expand to discuss the social insurance maintained by the company.

96.    Please disclose the dollar amount translation for the total gas distributed and supplied in the table on page 37.  To the extent that the translated amounts are different from those reported in your financial statements, disclose the reasons for these differences, and state the reasons why you believe that this information is meaningful to investors.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 54

97.    We note that connection fees accounted for 66% of total revenues for the year ended December 31, 2006.  Please tell us why you believe that the connection fees represent a separate earnings process for which revenue recognition is appropriate.  Tell us whether you typically sell natural gas to the same customers for which you perform gas connection services.  To the extent that customers obtain both the gas connection services and the subsequent delivery of natural gas, revenue recognition for the connection services may not represent a separate earnings process, even if the amount payable for the connection services is nonrefundable.  Please refer to Staff Accounting Bulletin Topic 13(a)(3)(f) and revise your disclosures as appropriate.

98.    We note that approximately 54% of your revenue for the year ended December 31, 2006 was recorded during the fourth quarter of the fiscal year.  Please revise your disclosure to discuss the nature of the transactions that resulted in the majority of revenue being recorded during the last fiscal quarter, including whether any of these transactions would not be expected to recur in future periods.

99.    Please avoid repeating information presented under "Description of Business" here in your overview.

100.   The MD&A section is one of the most critical aspects of your disclosure.  As such, we ask that you revise this section to provide a detailed executive overview to discuss the events, trends, and uncertainties that management views as most critical to the company's revenues, financial position, liquidity, plan of operations and results of operations.  In an effort to assist you in this regard, please refer to

the guidance in SEC Release 33-8350, available on the SEC website at www.sec.gov./rules/interp/33-8350.htm.  This guidance is intended to elicit more meaningful disclosure in MD&A in a number of areas, including the overall presentation and focus of MD&A, with general emphasis on the discussion and analysis of known trends, demands, commitments, events and uncertainties, and specific guidance on disclosures about liquidity, capital resources and critical accounting.

101.   With respect to the preceding, we are not looking for a mere recitation of the items in the financial statements; rather, we are looking for a narrative discussion which explains the underlying business events which impacted your financial results. In addition, please revise to improve the organization of your presentation. This comment is applicable for all periods.

102.   Please revise your discussion to address our comments related to your Form 10-KSB below.

Fiscal years ended December 31, 2005 and December 31, 2004, page 62

103.   Please revise to discuss the projects that the company worked on in 2005 that led to the increased revenue.

104.   Please revise to provide a discussion of your liquidity and capital resources.  This should include an analysis and explanation of the sources and uses of cash, and address material changes in particular items underlying the major captions reported in your financial statements.  It should not be a mere recitation of the items in the cash flow statements.

105.   Please revise to indicate whether the two loans mentioned on page 65 were paid with the proceeds of your September and October 2006 financings.

Certain Relationships and Related Transactions, page 71

106.   Please revise your disclosure to indicate whether Mr. Cheng played any role in negotiating the Beijing Chenguang agreement on behalf of the company.  In addition, please disclose what steps, if any, the company undertook to ensure the fairness of the consideration offered.

107.   Please revise this section to remove duplicative disclosure.

108.   Please provide more detailed discussion about the role Kuhns played in your financing and merger.  In addition, please disclose the dollar value associated with the shares and warrants issued to Kuhns, as well as how such amounts were calculated.

109.  Please disclose the nature of the consulting services to be provided by Kuhns.  In addition, please disclose the dollar value of the shares issued to Kuhns, clarify the securities law exemption he used to distribute his shares, and clarify why these shares were distributed to these people.

110.  Please disclose whether Kuhns was acting as an underwriter.

Market for Our Common Stock and Related Stockholder Matters, page 73

111.  Please provide the information required by Item 201(a)(ii) of Regulation S-B.

112.  Please provide the information required by Item 201(b) of Regulation S-B.

Executive Compensation, page 74

113.  Please revise to provide all of the information required by Item 402 of Regulation S-B.  For additional information your attention is directed to SEC Release No. 33-8732A.

Selling Shareholders, page 74

114.  Please disclose the material relationship which John Kuhns has with the company as required by Item 507 of Regulation S-B.

115.  If a selling shareholder is a broker-dealer, tell us whether the selling shareholder acquired its securities as compensation for underwriting activities.  Unless a broker-dealer acquired the securities as compensation for underwriting activities, you must identify the broker-dealer as an underwriter in the prospectus.  Language such as "may be deemed to be" an underwriter is unacceptable if the selling shareholder is a broker-dealer.

116.  In the table, please disclose the percentage of the class to be owned by each security holder after the offering is complete as required by Item 507 of Regulation S-B.

Financial Statements, page F-1

117.  Your attention is directed to Item 310(g) of Regulation S-B and the need for updated financial statements and related disclosures.

Balance Sheet, page F-1

118.  Please revise your disclosure to discuss the material terms of the notes receivable.

Statement of Income, page F-4

119.    Please provide a note to the financial statements explaining the calculation of earnings/loss per share including the number of weighted average shares outstanding for each period covered by the financial statements.  Refer to paragraphs 40-41 of SFAS 128 and revise your disclosures accordingly.

Statement of Shareholders' Equity, page F-3

120.    The equity section of the balance sheet and earnings per share should be retroactively restated to reflect the effect of the exchange ratio established in the reverse acquisition, and the reverse stock split and automatic conversion of the Preferred A shares on November 17, 2006.  Refer to paragraph 54 of SFAS 128 and Staff Accounting Bulletin Topic 4.C and revise the financial statements accordingly.

Note 1.  Basis of Presentation, page F-6

121.    Please expand Note 1 to describe the reverse acquisition on September 7, 2006 and how the transaction is reflected in the consolidated financial statements.  Also, please note that the reference to Form 10-QSB in the registration statement is unnecessary.

Subsequent events

122.    We note your disclosure regarding the December 13, 2006 acquisitions of Xiahuayuan Jinli for $258,000 and Yuxian Jinli for $1,227,000 and the January 15, 2007 agreement to acquire Beijing Chenguang for $3.35 million in the notes to the financial statements.  Based on your disclosures on page 4, we note that Xiahuayuan Jinli and Yuxian Jinli should be evaluated as a single acquisition as discussed in Item 310(c)(1)(ii) of Regulation S-B.  Please revise the registration statement to provide the separate audited financial statements for each consummated or probable acquisition as required by Item 310(c) of Regulation S-B, or explain why you believe that no financial statements are required to be provided, including your supporting calculations for each test of significance.

123.    Please provide the pro forma financial statements required by Item 310(d) of Regulation S-B.  We note that pro forma financial statements would be required for any consummated or proposed acquisitions for which financial statements are required to be provided under Item 310(c) of Regulation S-B.  In addition to the acquisitions noted above, please address how you have accounted for the planned disposition of Pegasus Tel as a dividend, and the sale of Anping Weiye Gas Co. Ltd. in February 2007.  Tell us how you evaluated whether each of these entities should be accounted for a discontinued operation in accordance with SFAS 144.  To the extent that you concluded that these dispositions should not be accounted

for as discontinued operations in the historical financial statements, it would appear that the dispositions should be reflected in the pro forma financial statements.

124. Please provide a note to the financial statements disclose the various classes of outstanding warrants and their relevant terms. Describe how each of the Series A, B, J, C and D common stock warrants are accounted for in the consolidated financial statements. Tell us how you evaluated the requirements of paragraphs 12-32 of EITF 00-19 to determine whether each tranche of the warrants should be classified as liabilities or equity. Disclose the fair value of each tranche of warrants along with the major assumptions used to value them.

125. We note that the Series B convertible preferred stock includes an embedded conversion feature. Please tell us how you evaluated the embedded conversion feature under paragraphs 12 and 60-61 of SFAS 133 to determine whether the conversion feature should be bifurcated from the host instrument and accounted for as a derivative at fair value with changes in fair value recorded in earnings. If you believe that the conversion feature meets the criteria for bifurcation, tell us how you evaluated whether the scope exception in paragraph 11(a) of SFAS 133 was applicable, considering the relevant guidance in EITF 00-19 and EITF 05-02. We note that the Series B convertible preferred stock agreement includes a provision that resets the conversion price upon the occurrence of certain events, along with a provision to issue additional shares based upon certain revenue targets, each of which would appear to preclude the instrument from meeting the definition of conventional convertible outlined in paragraph 4 of EITF 00-19.

126. After considering the comments above, please revise to disclose your accounting treatment for the beneficial conversion feature relating to the convertible preferred stock, if applicable. Refer to APB 14, EITF 98-5 and EITF 00-27.

127. We note the liquidated damage provisions in the registration rights agreements relating to the Series B convertible preferred stock financing. Please tell us how you intend to account for these arrangements, considering FASB Statement of Position No. 00-19-2, Accounting for Registration Payment Arrangements or other applicable guidance. Revise your disclosures as appropriate.

Beijing Zhong Ran Wei Ye Gas Co., Ltd.
Note 2(H) Investments in Equity Securities, page F-43

128.    Please disclose the accounting policy for the company's 40% joint ventures
        interest.  It is unclear whether the equity method or proportional consolidation is
        being used.  Also, please clarify the reference to the amortization of any premium
        paid for the equity interest acquired.  Refer to paragraph 6 of SFAS 142.

129.    Please clarify the nature of the principal activities of Beijing Zhongran Xiangke
        Oil Gas Technology Co, Ltd. that involve the trading of natural gas and how the
        joint venture accounts for these activities.

130.    Please provide the summarized information as to assets, liabilities, and results of
        operations of the investee in the footnotes as required by paragraph 20(d) of APB
        Opinion 18.

Note 2(P) Revenue Recognition, page F-47

131.    Please revise Management's Discussion & Analysis and the footnotes to the
        financial statements to disclose the company's revenue recognition policies for
        each significant source of revenue, addressing each of the four criteria outlined in
        SAB Topic 13.  It appears that the company not only constructs and installs gas
        facilities, but also operates and manages local pipelines, distributes natural gas to
        residential and industrial users, constructs and operates oil stations and gas
        stations, and develops natural gas technologies.  The discussion in Management's
        Discussion & Analysis should supplement rather than duplicate the disclosure of
        accounting policies in the footnotes and may include discussion of significant
        contract terms or conditions and management's basis for selecting the related
        policies.  Please address the existence of highly material estimates or assumptions
        and how these matters may affect the financial statements.  See Release 33-8350,
        which can be obtained at: www.sec.gov/rules/interp/33-8350.htm.  Discuss the
        duration and typical terms of the company's contracts for each revenue stream.
        Specify if there are typically up front fees, contingencies or other significant
        terms, in conjunction with the company's sales and how they are accounted for
        and are reflected in the financial statements.

Note 3.  Accounts Receivable, page F-51

132.    Please disclose the company's usual terms for sales and explain what is meant by the phrase "receivables are due within one year of aging".  If the amounts are not due within one year, please tell us how you can conclude that the collectibility of the amounts is reasonably assured, and that revenue recognition is appropriate.  Also, please explain how you evaluate outstanding accounts receivable for collectibility, and revise your disclosures as appropriate.

Note 5.  Intangible Assets, page F-53

133.    Please disclose accumulated amortization and amortization expense for each period covered by the financial statements.  See paragraph 45 of SFAS 142.

Note 10.  Business and Geographical Segments, page F-55

134.    Please disclose other measures of segment profit or loss and assets if provided to the company's chief operating decision maker, as specified in paragraphs 27 to 33 of SFAS 131.

Exhibit 23

135.    We note that consents of the independent accountants filed with the current amendment were not currently dated.  Please ensure that currently dated consent(s) of the independent accountant(s) with typed signatures are included with any amendment to the registration statement.

Part II

136.    Please provide the information required by Item 702 of Regulation S-B.

137.    Please provide the information required by Item 511 of Regulation S-B.

138.    Please provide the information required by Item 701 of Regulation S-B.

139.    Please file a legality opinion covering the shares subject to the registration statement.

Exchange Act Reports

140.    Please file an executed, and completed, copy of the Share Exchange Agreement between Dolce Ventures, Inc. and GAS (BVI).  In our review we were unable to locate an executed copy with all of the appropriate blanks, such as Exhibit A, filled in.

Form 10-KSB, April 4, 2007

Part II

Item 5 Market for Common Equity and Related Stockholder Matters, page 25

141.    Please revise to provide all of the information required by Item 201 of Regulation S-B.

142.    The disclosure in column (a) indicates that you have issued equity based incentive compensation.  Please ensure that your Form SB-2 disclosures are updated to reflect these issuances.

Item 6 Management's Discussion and Analysis or Plan of Operation, page 26

143.    Please reconcile your statement that the company's "primary measures of financial health remained flat or decreased" with your Form SB-2 statements that emphasize your growth and potential.  Also, please provide more insight into what financial measures the company uses to monitor its performance and ensure that they are appropriately discussed.

144.    We note that a portion of the explanation for the decline in connection fees is as a result of your inability to take advantages of new opportunities.  We further note that these connection fees are only generated after a significant infrastructure investment and are also affected by weather-related seasonality.  Please discuss how these will impact your connection fees in the near term.

145.    Please substantiate your statement that, "[h]ad we been able to invest in the second industrial project as planned, our revenues would have increased by approximately $400,000."  In addition, please justify the two statements that follow this one on page 29.

146.    Please revise to provide a more detailed discussion of your general & administrative expenses, including a discussion of significant expense items and the reason for the 40% increase from the prior year.  In addition, please explain why these expenses are growing so much faster than your revenues.

147.     We note that footnote 4 to your financial statements indicates that you have several large accounts receivable balances, some in excess of $500,000.  Please revise your Form SB-2 to discuss your credit and billing policies, collection and write-off history, and the risks your business faces from an inability to collect on these accounts.

148.     Please clarify what a "sundry receivable" is.

Audit Report, page F-1

149.     We note that the report of the independent accountant refers to the balance sheet as of December 31, 2006 and the related consolidated statement of operations, stockholders' equity and cash flows "for the years then ended".  We note that the financial statements include balance sheets as of December 31, 2006 and 2005, and statements of operations, stockholders' equity and cash flows for the years ended December 31, 2006 and 2005.  Please discuss with your independent accountant and request them to revise the report to specifically refer to all of the periods covered by the financial statements.  Also, please ensure that the revised audit report is dated.

Cash Flow Statement, page F-6

150.     We note that your disclosures on page F-8 describe cash payments totaling $1.5 million for the acquisitions consummated in December 2006, yet no such payments are shown in the investing section of the cash flow statement.  Also, we note that cash paid for income taxes is not disclosed, and that bank borrowings are shown on net rather than gross basis as required by paragraph 11 of SFAS 95.  Please advise and revise your disclosures as appropriate.

Notes to Consolidated Financial Statements, page F-7

151.     Please revise to provide the disclosures required by paragraphs 51 to 57 of SFAS 141 for the acquisitions disclosed on page F-8.

Note 16 - Subsequent Events, page F-24

152.     Please tell us how you evaluated the planned disposition of Pegasus Tel as a dividend, and the sale of Anping Weiye Gas Co. Ltd., to determine whether the classification as a discontinued operation under SFAS 144 for each disposition was appropriate.  Revise your disclosures as appropriate.

Form 8-K, October 20, 2006

153.  We note that the company filed a Form 8-K to reflect its entry into a material definitive agreement with its private placement investors.  However, the company did not include this agreement as part of its Form 8-K.  Please amend your filing to include an executed copy of this agreement.

SC 13D, September 18, 2006

154.  Please revise your Form SB-2 to fully discuss the stock purchase agreement included in this filing.  This discussion should include the parties to the agreement, the consideration paid, and the purpose of the agreement.

Form 8-K, September 7, 2006

155.  Please revise your Form 8-K to include an executed copy of the Preferred Stock Purchase Agreement, along with all exhibits, schedules, etc.

Closing Comments

As appropriate, please amend your registration statement in response to these comments.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Mr. Liu Yu-Chuan
Sino Gas International Holdings, Inc.
April 27, 2007
p. 23

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Any questions regarding the accounting comments may be directed to Maureen Bauer at (202) 551-3237. Other disclosure issues may be directed to Jay Williamson at (202) 551-3393.

Sincerely,

John Reynolds
Assistant Director

cc:      Darren Offsink

Mr. Liu Yu-Chuan
Sino Gas International Holdings, Inc.
April 27, 2007
p. 24